Filed by Independent Bank Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Enterprise Bancorp, Inc. SEC File No.: 001-33912 Filer’s SEC File No.: 1-9047 Date: December 9, 2024 Dear Colleagues: I am excited to share that Rockland Trust has announced the acquisition of Enterprise Bank, a $4.7 billion community-oriented bank serving northern Massachusetts and southern New Hampshire. This acquisition will unite two like-minded organizations while expanding Rockland Trust’s presence north of Boston. Following the acquisition, which is subject to regulatory and shareholder approvals, the combined bank will retain the Rockland Trust name, and will have approximately $24.5 billion in assets. The merger announcement was released this morning and is attached to this e-mail. We expect the transaction to close sometime in the second half of 2025. About Enterprise Bank Enterprise Bank, headquartered in Lowell, MA, was founded in 1988 with an entrepreneurial vision to support local businesses and the vibrant communities in the Merrimack Valley. Just like us, they approach banking with a deep sense of purpose, guided by a mission to make a positive difference in the lives of the individuals and businesses they passionately serve. For the past 36 years, they have played an active role in making every community in which they operate a better place to live and work. From workplace culture to our shared corporate values, this merger is a natural fit with no geographical overlap. Over the years, Rockland Trust has focused on expanding within and adjacent to our marketplace. Enterprise Bank’s branch network will allow us to extend our existing footprint north and provide customers with access to more convenient banking locations. Enterprise Bank operates 27 full-service branches. Along with providing comprehensive banking services for individuals and businesses, Enterprise Bank also offers non-profit banking solutions and wealth management. Enterprise Bank currently has approximately $4.7 billion in assets, $4.1 billion in deposits and over $1.5 billion in wealth assets under administration. Bringing Enterprise Bank and Rockland Trust Together I recognize that acquisitions require a lot of work from many different teams throughout our organization. The integration and conversion of Enterprise Bank coupled with many other critical projects in flight will create challenges for us. That said, I have experienced firsthand how resilient our team is and how strong we are when we show up for one another. I am confident that this is yet another opportunity for Rockland Trust to demonstrate the extraordinary teamwork that I have witnessed since joining the organization. We will be sharing information along the way as we work to bring these two strong institutions together. Customer FAQs will be posted on our bank’s website for your reference. Please be on the lookout for future updates. Thank you, in advance, for your leadership and support throughout this process. I look forward to the opportunities this strategic combination will create for both Rockland Trust and Enterprise Bank. Jeff Jeffrey Tengel Chief Executive Officer Rockland Trust Company Office: 781.982.6144 Cell: 203.450.8203 Email: jeffrey.tengel@rocklandtrust.com Office Address: 2036 Washington Street, Hanover, MA 02339 Mailing Address: 288 Union Street, Rockland, MA 02370 Rockland Trust Where Each Relationship Matters Important Additional Information: In connection with the proposed transaction, Independent Bank Corp. (“Independent”) will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement for a special meeting of Enterprise Bancorp, Inc.’s (“Enterprise”) shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the proxy statement/prospectus, as well as other filings containing information about Independent and Enterprise, can be obtained without charge, at the SEC’s website (https://www.sec.gov/) or at the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in the “Investor Relations” section of

Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Investor Relations, 222 Merrimack Street in Lowell, Massachusetts 01852, Attention: Corporate Secretary, telephone (978) 656-5578. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Enterprise shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Dear Colleagues, Customers, and Shareholders, We are excited to share that Enterprise Bank and Rockland Trust have signed a definitive merger agreement which will unite two strong local banks deeply committed to meeting the needs of our communities. Enterprise Bank and Rockland Trust share the belief that banking isn’t just about transactions. It’s about making a meaningful, positive difference in the lives of local families, businesses, and the communities we serve. It’s about relationships. We also understand that people do business with people. Our colleagues are critical to our success, and we are committed to fostering a caring and respectful culture where our colleagues can thrive. Dedicated to a strong workplace culture, both of our organizations have been recognized by The Boston Globe as “Top Places to Work” in Massachusetts for more than a decade. We’re looking forward to welcoming you to our joint organization in the second half of 2025, subject to shareholder and regulatory approvals. Until then, you can expect it to be business as usual for each of our banks. We promise to keep you up to date with regular communications as we work to merge Enterprise Bank into Rockland Trust. We look forward to getting to know you and working together to make this merger a success. Best regards, Jeffrey Tengel Steven Larochelle CEO CEO Rockland Trust Company Enterprise Bank Important Additional Information: In connection with the proposed transaction, Independent Bank Corp. (“Independent”) will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement for a special meeting of Enterprise Bancorp, Inc.’s (“Enterprise”) shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the proxy statement/prospectus, as well as other filings containing information about Independent and Enterprise, can be obtained without charge, at the SEC’s website (https://www.sec.gov/) or at the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in the “Investor Relations” section of Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Investor Relations, 222 Merrimack Street in Lowell, Massachusetts 01852, Attention: Corporate Secretary, telephone (978) 656-5578. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Enterprise shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Member FDIC Frequently Asked Questions Who is Rockland Trust? Rockland Trust is a community-oriented commercial bank headquartered in Massachusetts that has been providing banking services and advice to individuals and businesses since 1907. Founded by a group of local business owners, we have a deep commitment to understanding the needs of those we serve and then delivering exceptional customer service and products to meet those needs. We have 123 branches— with our 124th branch set to open in January 2025, and over 30 offices throughout Massachusetts, as well as one commercial banking and investment center in Rhode Island. Additionally, we have banking technology that enables customers to conveniently bank how and where they want. Our Core Values At Rockland Trust, we strive every day to be the bank and workplace Where Each Relationship Matters® and we believe that our future is tied to the well-being of the communities we serve. Being a bank is about more than providing financial products and services—it is also about being a strong advocate and steward for the community organizations that help support the individuals, families, and businesses that make up our communities. This is a fundamental belief that has been a core element of our culture for more than 115 years. We are proud to have been recognized by the Boston Business Journal as one of the region’s “Top Charitable Contributors” for the past 11 years. In 2024, through November, Rockland Trust and its charitable foundation donated a combined total of over $3.5 million to support local charities and community organizations, and our colleagues surpassed 16,000 volunteer hours. Our Colleague Commitment We understand that people do business with people. Our colleagues are critical to our success, and we are committed to fostering a caring and respectful culture where our colleagues can thrive. We’re particularly proud to share that The Boston Globe has recognized Rockland Trust as one of the “Top Places to Work” in Massachusetts for 16 years in a row. Rockland Trust has also been honored as a “Best Place to Work for LGBTQ Equality” by the Human Rights Campaign each year since 2016. Our talented team of over 1,800 colleagues and the relationships they build with our customers, communities, and one another is the driving force behind everything we do. What are some of the benefits I will experience as a Rockland Trust customer? As a customer, you will benefit from: • More banking locations with 123 branches located throughout Massachusetts—soon to be 124 in January 2025, including Greater Boston, the South Shore, Cape Cod and the Islands, the South Coast, Metro West, the North Shore, and Worcester County;

Member FDIC • Convenient banking with access to over 235 Rockland Trust ATMs, plus access to thousands of surcharge-free ATMs through the SUM® Program, branches with Sunday hours, a Customer Information Center that’s open seven days a week, access to connect to a dedicated banker on a mobile device or computer, and online live chat; • Contactless ATMs with extended cut-off times; • State-of-the-art online and mobile banking with account spending insights and budgeting tools, as well as the ability to deposit checks using your mobile device; • Access to send and receive money using Zelle®; • Mobile wallet access with Apple Pay, Google Pay, and Samsung Pay; • Greater access to a team of investment advisors and a wide range of investment management and trust services and products through the Rockland Trust Investment Management Group (IMG) - including life insurance strategies, investment management, retirement planning, financial planning, trust and estate planning, tax planning, and business advisory solutions; • An extensive wide range of home financing solutions, including mortgage and home equity line and loan options. Mortgage offerings include fixed and adjustable-rate options, Jumbo Mortgages, FHA and VA loans. Rockland Trust also participates in MassHousing’s Buy Cities program, and Massachusetts Housing Project’s ONE mortgage program; • Business and consumer credit cards that provide rewards, multiple layers of security, and other built-in benefits; • Specialized commercial banking teams dedicated to support the unique business needs within our communities; • A robust suite of Treasury Management products and services for businesses; • Larger commercial lending capacity, up to $180 million relationship limit (loan limits to borrowers are less); • Merchant services that allow business customers to accept credit and debit cards in-store and online; • Foreign exchange services including spot purchases and forwards. When will the merger be completed? The merger is subject to approval by banking regulators and the Enterprise Bancorp, Inc. Shareholders. It is anticipated that the merger will occur in the second half of 2025. What will the name of the bank be? The name of the combined bank will be Rockland Trust. Will any Enterprise Bank branches close? No, Rockland Trust has no plans to close any Enterprise Bank branches. Will any branch staff lose their jobs? It is anticipated that all branch staff will be retained. Retention of other personnel will be a top priority. Rockland Trust understands how important personal relationships are to customers. As an Enterprise Bank Customer, is there anything I need to do now? You should continue to bank as you normally would today. For now, you will continue to see the Enterprise Bank name at Enterprise Bank branches, ATMs, and on the website. In the coming months, you will receive more communications about the merger, including detailed information

Member FDIC about your account(s). We are committed to providing you with timely updates as Enterprise Bank merges into Rockland Trust. Will there be any changes to my accounts at Enterprise Bank? Your relationship is important to us, and every effort will be made to minimize changes to your accounts, rates, and fees as the two organizations' products and systems are aligned. Throughout the process of merging Rockland Trust and Enterprise Bank, we will keep customers informed of what to expect through ongoing communications. Will my account numbers or debit card number change? In the coming months, you will receive additional communications from Rockland Trust about your accounts, account numbers, and when you can expect a new debit card. We are committed to making this transition as seamless as possible for you. When can I start using Rockland Trust branches and ATMs? For the time being, you should continue to use your Enterprise Bank branches and ATMs for all your banking needs. Once the merger is complete, you will have the convenience of 151 branches and over 265 ATMs. Plus, you will have access to thousands of SUM ATMs surcharge-free. Does Rockland Trust support local communities? We believe that our future is tied to the well-being of the communities we serve. At Rockland Trust, being a bank is about more than providing financial products and services - it is also about being a strong advocate and steward for the community organizations that help support the individuals, families, and businesses that make up our communities. This is a fundamental belief that has been a core element of our culture for 115 years. In 2024, through November, Rockland Trust and its charitable foundation donated over $3.5 million to support local charities and community organizations, and our colleagues surpassed 16,000 volunteer hours. Where are the neighboring Rockland Trust branches located? For a map and a complete listing of all our locations, visit rocklandtrust.com/about-us/get-in- touch/locations Is Rockland Trust a member of the SUM ATM program? Yes. Rockland Trust is a member of the SUM program. The SUM program provides customers with the option of using thousands of SUM ATMs surcharge-free. For a complete listing of SUM locations, visit SUM-ATM.com. What online and mobile banking services do you offer? Rockland Trust provides state-of-the-art online and mobile banking services designed for both consumers and businesses. Our online and mobile banking features include electronic statements, bill payment, account transfers, and sending and receiving money using Zelle®. You can also access transaction information, receive security alerts, and utilize account insights and budgeting tools. With our mobile banking app, you can deposit checks conveniently using your mobile device. Additionally, Rockland Trust offers a service called YourBanker®, which connects customers to their very own dedicated banker through their mobile device or computer. This allows customers to

Member FDIC receive banking advice, ask questions about their accounts, and perform account maintenance—all from the comfort of their homes. Does Rockland Trust have the same deposit insurance coverage as Enterprise Bank? Rockland Trust is a strong, secure, and well-capitalized bank and a safe place for deposits. Similar to Enterprise Bank, all Rockland Trust deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits at Enterprise Bank are also insured by the FDIC up to $250,000. If you have accounts at both Rockland Trust and Enterprise Bank, following completion of the merger, under federal law you will continue to receive the same FDIC coverage as if your accounts were still at separate banks for six months after the merger. Certificates of Deposit will continue to receive separate FDIC insurance coverage until the first maturity date after the six-month period. After six months have passed, if your total aggregate account balances at the merged bank exceed $250,000, any excess will not be covered by FDIC insurance. If you will have amounts above $250,000 on deposit at the combined bank, please plan to talk to your branch or banker as there may be options available to you. For instance, we also participate in the Certificate of Deposit Account Registry Service (CDARS). CDARS provide customers access to multi-million-dollar FDIC insurance through one bank instead of having multiple CDs spread across several banks. I am a shareholder of Enterprise Bancorp, Inc. (“Enterprise”). Is there anything I need to know? The merger and your right to vote as a shareholder at a special meeting of Enterprise shareholders will be addressed in a joint proxy and consent solicitation statement/prospectus to be filed with the Securities and Exchange Commission. We urge you to read it carefully when it becomes available because it will contain important information for all shareholders. A copy of the proxy statement/prospectus, as well as other filings containing information about Independent Bank Corp. (“Independent”) and Enterprise, can be obtained without charge, at the SEC’s website (http://www.sec.gov or at the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in the “Investor Relations” section of Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Investor Relations, 222 Merrimack Street in Lowell, Massachusetts 01852, Attention: Corporate Secretary, telephone (978) 656-5578. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Enterprise shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. Where can I get further information? As we work on combining the two organizations, we will provide updated information on RocklandTrust.com. If you are a customer of Enterprise Bank, we will notify you well in advance of any changes to your accounts or services. We are committed to ensuring you continue to receive the

Member FDIC same level of dedicated and personal service you are accustomed to and making this the beginning of a great relationship. Important Additional Information: In connection with the proposed transaction, Independent Bank Corp. (“Independent”) will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement for a special meeting of Enterprise Bancorp, Inc.’s (“Enterprise”) shareholders to approve the proposed transaction and that will also constitute a prospectus for the Independent common stock that will be issued in the proposed transaction. BEFORE MAKING ANY INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A copy of the proxy statement/prospectus, as well as other filings containing information about Independent and Enterprise, can be obtained without charge, at the SEC’s website (https://www.sec.gov/) or at the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in the “Investor Relations” section of Enterprise’s website, www.enterprisebanking.com, under the heading “SEC Filings”. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Investor Relations, 222 Merrimack Street in Lowell, Massachusetts 01852, Attention: Corporate Secretary, telephone (978) 656-5578. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Enterprise shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.